STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO   **FOR IMMEDIATE RELEASE**
(603) 893-9701
e-mail: InvestorRelations@Standex.com

STANDEX REPORTS 15% SALES GROWTH IN FIRST QUARTER FISCAL 2013

- Q1 GAAP Operating Income Up 9.4% and Non-GAAP Q1 Operating Income Increases 16.2%

- Q1 GAAP EPS from Continuing Ops Flat at $0.93 and Q1 Non-GAAP EPS from Continuing Ops Grows 10.9% to $1.02

- Company Raises Expectations for FY 2013 Accretion for Meder Acquisition to $0.15-$0.20 Per Share

SALEM, NH – November 1, 2012 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the first quarter ended September 30, 2012.

First Quarter Fiscal 2013 Results from Continuing Operations

- Net sales increased 15.1% to $183.4 million from $159.3 million in the first quarter of fiscal 2012.

- Income from operations was $17.6 million compared with $16.1 million in the first quarter of fiscal 2012. Operating income for the first quarter of 2013 included, pre-tax, $0.2 million of restructuring charges and $1.5 million of non-cash purchase accounting expenses. The first quarter of 2012 included, pre-tax, $0.5 million of restructuring charges. Excluding these items from both periods, the Company reported non-GAAP first-quarter fiscal 2013 operating income of $19.3 million compared with $16.6 million in the year-earlier quarter, an increase of 16.2%.

- Net income from continuing operations was $11.9 million, or $0.93 per diluted share, including, after tax, $0.2 million of restructuring charges and $1.0 million of non-cash purchase accounting expenses. This compares with first quarter 2012 net income from continuing operations of $11.8 million, or $0.93 per diluted share, which included, after tax, $0.3 million of restructuring charges and $0.5 million of tax benefits. Excluding the aforementioned items from both periods, non-GAAP net income from continuing operations increased 12.7% to $13.1 million, or $1.02 per diluted share, from $11.6 million, or $0.92 per diluted share, in the first quarter of fiscal 2012.

- EBITDA (earnings before interest, income taxes, depreciation and amortization) was $21.4 million compared with $19.8 million in the first quarter of fiscal 2012. Excluding the previously mentioned items from both periods, EBITDA increased 13.6% to $23.1 million from $20.4 million in the first quarter of fiscal 2012.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $131.2 million at the end of the first quarter of 2013, compared with $115.4 million a year earlier. Working capital turns were 5.6 for the first quarter of fiscal 2013, compared with 5.5 turns in the first quarter of fiscal 2012.

- The Company's net debt (defined as short-term debt plus long-term debt less cash) of $35.0 million compares with net cash of $4.7 million at June 30, 2012.

A reconciliation of net income, earnings per share and net income from continuing operations from reported GAAP amounts to non-GAAP amounts is included later in this release.

Management Comments

"Fiscal 2013 began on solid footing with a strong top and bottom line performance in the first quarter," said President and CEO Roger Fix. "All five of our segments reported year-over-year sales growth, resulting in a 15.1% increase for the quarter, including 1.3% negative foreign exchange. Organic sales grew 7.7% and our Meder acquisition contributed 8.8% growth. On the bottom line, four of our five groups demonstrated year-over-year growth and Meder was accretive to earnings, despite the negative impact of purchase accounting. Non-GAAP operating income was up 16.2% and we reported non-GAAP EPS from continuing operations of $1.02 – tied with our quarterly record."

Segment Review

Food Service Equipment Group sales increased 4.9% year-over-year, with operating income increasing 7.6%.

"Strong demand at quick serve restaurant chains, drug retail stores and the dollar store segment drove double-digit sales growth at Refrigerated Solutions during the quarter," said Fix. "Standex's rack refrigeration offering continues to be very well received by consultants, large drugstores and large chains, and our value line of upright cabinets and under counter refrigeration products also contributed to sales growth this quarter. Our bottom-line performance in Refrigerated Solutions continues to improve and significantly outpaced sales growth in the first quarter."

"We believe our Cooking Solutions business is stabilizing as we reported flat operating income on a slight decline in revenue,[1]" said Fix. "We have increased our margins in Cooking Solutions as a result of the cost-reduction and productivity initiatives we have implemented during the past few quarters. On the top line, we continue to be affected by soft demand from the retail grocery segment in the UK as well as by lower sales to several US-based quick service chain customers."

"While our beverage dispensing pump business continues to be affected by the weak economy in Europe, we are seeing solid demand at our custom merchandising businesses," said Fix.

Engraving Group sales increased 7.6% year-over-year, with 17.4% growth in operating income. The majority of the negative currency impact recorded for the Company during the quarter occurred in the Engraving Group. On a constant currency basis Engraving Group sales grew 14.2% year over year.

"Broad-based customer demand at our mold texturizing business from automotive platforms drove our Engraving sales growth in the first quarter," said Fix. "For the past few quarters we have seen an increase in smaller automotive programs and model refreshes which have offset lower orders for major auto platform launches. Our Innovent and roll plate and machinery businesses reported year-over-year sales growth as a result of improving market conditions in the housing market."

"We made good progress during the quarter in executing on our emerging economy strategy, which focuses on expansion in China, Asia-Pacific and South America," said Fix. "Our move into a new facility in Brazil will be completed in the coming weeks. We have committed to a fourth location in India which should be operational in the third fiscal quarter, and we have committed to a building in South Korea which is expected to be operational in the second fiscal quarter[1]. Our emerging economy initiative continues to be a key component of our growth strategy for the Engraving Group."

Engineering Technologies Group sales grew 7.5% year-over-year, while operating income declined by 34.4%.

"Sales growth in Engineering Technologies was driven by strength in the aerospace, aviation and land-based turbine markets," said Fix. "This growth was partially offset by expected weaker sales to the oil and gas market, which we expect will remain soft into our third fiscal quarter[1]. In the first quarter of last year, we reported an exceptionally high level of sales to the oil and gas market, which had a negative effect on our year-over-year operating income comparison. In addition, our margins were negatively affected by a greater mix of low-margin developmental aerospace program shipments. We are making investments in this program work now in order to benefit in the future from very long-term high-margin sales.[1]"

The **Electronics Products Group** reported 138.1% year-over-year sales growth, with operating income increasing 45.2%.

"Electronics Products Group growth was driven by a high single-digit sales increase at our legacy Standex Electronics business coupled with the contribution from the Meder acquisition," said Fix. "Sales growth at the legacy business was the result of successful new customer program launches which began in the second half of fiscal 2012. We are currently introducing additional new product and customer programs that should contribute to revenue in the quarters and years to come[1]. Partially offsetting the growth from new program initiatives was a softening in reed switch sales in China and Asia Pacific directly related to the slowing Chinese economy."

"We continue to be enthusiastic about our acquisition of Meder, which performed well in the third quarter," said Fix. "The integration is proceeding and we are conducting the initial training of engineers and salespeople from both organizations about the respective product offerings. Meder's financial performance, including the negative impact of purchase accounting, was actually accretive to our overall earnings in the first quarter. We have now finalized the purchase accounting treatment and are increasing our expectations for Meder's accretion in fiscal 2013 to between $0.15 - $0.20 per share.[1]"

The **Hydraulics Products Group** reported 0.9% year-over-year sales growth, with operating income increasing 43.6%.

"Our continued success in penetrating the refuse handling market offset a significant decline in demand from the North American market for dump trailer systems," said Fix. "Dump trailer operators are delaying capital spending on dump trailers due to concerns about the overall economic environment. Export sales were also weak in the quarter. While our sales were relatively flat, we turned in excellent operating income growth as a result of our cost reduction and productivity improvement initiatives."

Business Outlook

"During the first quarter of the new fiscal year, we continued to build on the successes of fiscal 2012. Those successes provide us with exciting opportunities to continue to execute on our Focused Diversity strategy, which centers on operating fewer more profitable business units, migrating to value-added engineered products and customer solutions, and pursuing operational excellence.[1] While macro-economic factors give us reason to be cautious, we believe that our organic and acquisition growth initiatives position us well for success as we continue through fiscal 2013.[1] We plan to leverage our strong balance sheet and lean cost structure to execute on our strategy and generate solid operating leverage and strong profitability,[1]" concluded Fix.

Conference Call Details

Standex will host a conference call for investors today, November 1, 2012 at 10:00 a.m. ET. On the call, Roger Fix, president and CEO, and Thomas DeByle, CFO, will review the Company's financial results and business and operating highlights. Investors interested in listening to the webcast should log on to the "Investor Relations" section of Standex's website, located at www.standex.com. The Company's slide show accompanying the webcast audio also can be accessed via its website. To listen to the playback, please dial (888) 286-8010 in the U.S. or (617) 801-6888 internationally; the passcode is 12201504. The replay also can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

EBITDA, which is "Earnings Before Interest, Taxes, Depreciation and Amortization," non-GAAP income from operations, non-GAAP net income from continuing operations and free cash flow are non-GAAP financial measures and are intended to serve as a complement to results provided in accordance with accounting principles generally accepted in the United States. Standex believes that such information provides an additional measurement and consistent historical comparison of the Company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in this news release.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Engineering Technologies Group, Engraving Group, Electronics Products Group, and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at www.standex.com.

Standex International Corporation
Consolidated Statement of Operations

| | Three Months Ended September 30, | |
	2012	2011
Net sales	$183,386	$159,306
Cost of sales	124,141	106,560
Gross profit	59,245	52,746
Selling, general and administrative expenses	41,384	36,110
Restructuring costs	235	522
Income from operations	17,626	16,114
Interest expense	651	472
Other (income) expense, net	36	(192)
Total	687	280
Income from continuing operations before income taxes	16,939	15,834
Provision for income taxes	5,014	4,014
Net income from continuing operations	11,925	11,820
Income (loss) from discontinued operations, net of tax	(95)	139
Net income	$11,830	$11,959
Basic earnings per share:		
Income from continuing operations	$0.95	$0.95
Loss from discontinued operations	(0.01)	0.01
Total	$0.94	$0.96
Diluted earnings per share:		
Income from continuing operations	$0.93	$0.93
Loss from discontinued operations	(0.01)	0.01
Total	$0.92	$0.94

Standex International Corporation and Subsidiaries
Statements of Consolidated Cash Flows

	Three Months Ended September 30,	
	2012	2011
Cash Flows from Operating Activities		
Net income	$11,830	$11,959
Income (loss) from discontinued operations	(95)	139
Income from continuing operations	11,925	11,820
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,830	3,527
Stock-based compensation	803	546
Contributions to defined benefit plans	(3,564)	(138)
Net changes in operating assets and liabilities	(3,485)	(18,431)
Net cash provided by (used in) operating activities - continuing operations	9,509	(2,676)
Net cash used in operating activities - discontinued operations	(1,241)	(2,761)
Net cash provided by (used in) operating activities	8,268	(5,437)
Cash Flows from Investing Activities		
Expenditures for property, plant and equipment	(4,905)	(2,258)
Expenditures for acquisitions, net of cash acquired	(38,535)	-
Other investing activities	-	384
Net cash (used in) investing activities from continuing operations	(43,440)	(1,874)
Net cash (used in) investing activities from discontinued operations	-	(18)
Net cash (used in) investing activities	(43,440)	(1,892)
Cash Flows from Financing Activities		
Proceeds from borrowings	56,000	65,000
Payments of debt	(40,000)	(41,000)
Borrowings on short-term facilities (net)	-	1,725
Activity under share-based payment plans	68	89
Excess tax benefit from share-based payment activity	1,694	500
Cash dividends paid	(876)	(748)
Purchase of treasury stock	(5,372)	(3,361)
Net cash provided by financing activities from continuing operations	11,514	22,205
Net cash provided by financing activities from discontinued operations	-	-
Net cash provided by financing activities	11,514	22,205
Effect of exchange rate changes on cash	713	(1,514)
Net changes in cash and cash equivalents	(22,945)	13,362
Cash and cash equivalents at beginning of year	54,749	14,407
Cash and cash equivalents at end of period	$31,804	$27,769

Standex International Corporation
Condensed Consolidated Balance Sheets

	September 30, 2012	June 30, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 31,804	$ 54,749
Accounts receivable, net	103,405	99,432
Inventories, net	91,475	73,076
Prepaid expenses and other current assets	9,308	6,255
Income taxes receivable	-	3,568
Deferred tax asset	12,721	12,190
Total current assets	248,713	249,270
Property, plant, and equipment, net	95,333	82,563
Goodwill	112,849	100,633
Intangible assets, net	27,761	19,818
Deferred tax asset	5,767	6,618
Other non-current assets	19,527	20,909
Total non-current assets	261,237	230,541
Total assets	$ 509,950	$ 479,811
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ 794	--
Accounts payable	63,674	62,113
Accrued liabilities	51,007	51,124
Income taxes payable	4,919	3,548
Total current liabilities	120,394	116,785
Long-term debt	66,000	50,000
Accrued pension and other non-current liabilities	68,366	70,119
Total non-current liabilities	134,366	120,119
Stockholders' equity:		
Common stock	41,976	41,976
Additional paid-in capital	34,665	34,928
Retained earnings	516,095	505,163
Accumulated other comprehensive loss	(71,129)	(75,125)
Treasury shares	(266,417)	(264,035)
Total stockholders' equity	255,190	242,907
Total liabilities and stockholders' equity	$ 509,950	$ 479,811

Standex International Corporation
Selected Segment Data

	Three Months Ended September 30,	
	2012	**2011**
Net Sales		
Food Service Equipment	$109,323	$104,207
Engraving	23,356	21,698
Engineering Technologies	15,730	14,638
Electronics Products	27,839	11,690
Hydraulics Products	7,138	7,073
Total	$183,386	$159,306
Income from operations		
Food Service Equipment	$13,348	$12,406
Engraving	4,552	3,877
Engineering Technologies	1,693	2,579
Electronics Products	3,088	2,126
Hydraulics Products	971	676
Corporate	(5,791)	(5,028)
Total	$17,861	$16,636

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended September 30,		
	2012	**2011**	**%Change**
Adjusted income from operations and adjusted net income from continuing operations:			
Income from operations, as reported	$ 17,626	$ 16,114	9.4%
Adjustments:			
Restructuring charges	235	522	
Non-cash purchase accounting	1,465	-	
Adjusted income from operations	$ 19,326	$ 16,636	16.2%
Interest and other expenses	(687)	(280)	
Provision for income taxes	(5,014)	(4,014)	
Discrete tax items	-	(530)	
Tax impact of above adjustments	(518)	(180)	
Net income from continuing operations, as adjusted	$ 13,107	$ 11,632	12.7%
EBITDA and Adjusted EBITDA:			
Income from continuing operations before income taxes, as reported	$ 16,939	$ 15,834	
Add back:			
Interest expense	651	472	
Depreciation and amortization	3,830	3,527	
EBITDA	$ 21,420	$ 19,833	8.0%
Adjustments:			
Restructuring charges	235	522	
Non-cash purchase accounting	1,465	-	
Adjusted EBITDA	$ 23,120	$ 20,355	13.6%
Free operating cash flow:			
Net cash provided by operating activities - continuing operations, as reported	$ 9,509	$ (2,676)	
Add back: Voluntary pension contribution	3,250	-	
Less: Capital expenditures	(4,905)	(2,258)	
Free operating cash flow	$ 7,854	$ (4,934)	
Net income from continuing operations	11,925	11,820	
Conversion of free operating cash flow	65.9%	-41.7%	

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended June 30,		
	2012	**2011**	**% Change**
Adjusted earnings per share from continuing operations			
Diluted earnings per share from continuing operations, as reported	$0.93	$0.93	0.0%
Adjustments:			
Restructuring charges	0.01	0.03	
Non-cash purchase accounting	0.08	-	
Discrete tax items	-	(0.04)	
Diluted earnings per share from continuing operations, as adjusted	$1.02	$0.92	10.9%